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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1 )*

TOWER SEMICONDUCTOR LTD.
(Name of Issuer)
Ordinary Shares, NIS 1.00 per share**
(Title of Class of Securities)
M87915100
(CUSIP Number)
Charles Van Orden
SanDisk Corporation
601 McCarthy Blvd.
Milpitas, California 95035
Telephone: (408) 801-1000
with a copy to:

Timothy R. Curry, Esq.
O’Melveny & Meyers LLP
2765 Sand Hill Road
Menlo Park, California 94025
Telephone: (650) 473-2600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

** “NIS” represents the New Israeli Shekel, the currency of the State of Israel.

CUSIP No.

1	NAMES OF REPORTING PERSONS: SanDisk Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS I.D.# 77-0191793

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		15,122,570 ordinary shares[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		133,391,794 ordinary shares[2] (with respect to certain matters as set forth in the Consolidated Shareholders Agreement, dated as of January 18, 2001, as amended)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,122,570 ordinary shares[1]

WITH	10	SHARED DISPOSITIVE POWER:

133,391,794 ordinary shares[2] (with respect to certain matters as set forth in the Consolidated Shareholders Agreement, dated as of January 18, 2001, as amended)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

133,391,794 ordinary shares[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

75.8%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[1]	Represents 11,580,440 ordinary shares currently owned by SanDisk Corporation (“SanDisk”) plus 3,542,130 ordinary shares purchasable by SanDisk within 60 days of the date hereof upon the exercise of warrants and upon the conversion of debentures.

[2]	133,391,794 ordinary shares of Tower Semiconductor Ltd. (the “Issuer”) are subject to a Consolidated Shareholders Agreement, dated as of January 18, 2001, as amended (the “CSA”), by and among the Lead Investors (as defined below). The CSA was filed as Exhibit 4 to the original Schedule 13D, filed on February 1, 2001, and the terms thereof are specifically incorporated by reference herein. The CSA provides certain obligations and restrictions with respect to the voting and disposition of the shares of the Issuer held by the Lead Investors. Neither the filing of this amendment to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by SanDisk that it is the beneficial owner of any of the shares of Issuer covered by the CSA, other than the shares held of record by SanDisk, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. SanDisk expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than shares currently held of record or purchasable within 60 days of the date hereof by SanDisk.

[3]	Based on the number of ordinary shares outstanding as of September 30, 2006 and calculated in accordance with Rule 13d-3(d)(i).

AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D
     This Amendment No. 1 amends the Schedule 13D filed on February 1, 2001 by SanDisk Corporation, a Delaware corporation (“SanDisk”), with respect to the ordinary shares, NIS 1.00 per share, of Tower Semiconductor Ltd., an Israeli corporation (the “Issuer”). Other than the Items expressly amended below, all Items in the original Schedule 13D remain unchanged. Terms not defined herein have the respective meanings set forth in the Schedule 13D filed on February 1, 2001.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D filed on January 21, 2001 is hereby amended and restated in its entirety to read:

On November 11, 2003, that certain Consolidated Shareholder Agreement dated January 18, 2001 (the “CSA”), by and among SanDisk, The Israel Corporation Ltd., Alliance Semiconductor Corporation and Macronix International Co. Ltd. (together with SanDisk, the “Lead Investors”) was amended to amend the definition of “Initial Restricted Period” to generally extend such period for five years from the Closing (as defined therein). A copy of such amendment was filed as Exhibit 10.37 to the SanDisk Annual Report on Form 10-K filed on March 12, 2004 and is incorporated by reference herein.

On September 28, 2006, SanDisk entered into an agreement by and among Bank Leumi Le-Israel B.M., a banking corporation organized under the laws of the State of Israel (“Leumi Le-Israel”) and the Lead Investors (the “Leumi Le-Israel Agreement”).

On September 28, 2006, SanDisk also entered into an agreement by and among Bank Hapoalim B.M., a banking corporation organized under the laws of the State of Israel (“Hapoalim”) and the Lead Investors (the “Hapoalim Agreement”). The Leumi Le-Israel Agreement and the Hapoalim Agreement are substantially identical and are referred to herein as the “Agreement” or the “Agreements.” Each of Leumi Le-Israel and Hapoalim are referred to as the “Bank” or collectively as the “Banks.” The following description of the Agreements is only a summary and is qualified in its entirety by the full text of the Agreements, each of which is filed as an exhibit hereto.

Subject to the terms and conditions therein, each Agreement provides, among other things, that in the event that (i) any person or entity acquires 5% or more of the then-outstanding shares of Issuer from the applicable Bank upon the conversion of a Capital Note (as defined in the Agreements) (an “Acquiring Person”) and (ii) such Bank notifies the Lead Investors that such Acquiring Person shall be entitled to the benefits of the Agreement, then each of the Lead Investors has agreed to vote all of its respective shares of the Issuer (x) for any amendment to the Issuer’s articles of incorporation that may be required to ensure that there is an additional seat on the Issuer’s Board of Directors for the nominee of such Acquiring Person, (y) for the election of the nominee of such Acquiring Person to the Board of Directors of Issuer and for any other resolution necessary to effect such election, and (z) against any resolution which would have the effect of preventing the election to the Board of Directors of Issuer of the nominee of such Acquiring Person.

The obligations of the Lead Investor under each of the Agreements to vote in favor of the nominee of the Acquiring Person are subject to the condition that the applicable Acquiring

Person vote all of its shares of the Issuer in favor of (and only for) (i) the election of the nominee of the Acquiring Person to the Board of Directors of the Issuer, (ii) the nominees to the Board of Directors of Issuer for which any of the Lead Investors shall be obligated to vote pursuant to the CSA, (iii) a representative of The Israel Corporation Ltd. as Chairman of the Board of Directors of Issuer and (iv) any other resolution which is necessary to finalize the elections referenced in (i)-(iii) above, and against any resolution which would have the effect of preventing such elections.

Each of the Agreements terminates upon January 18, 2013 or such later date to which the CSA has been extended. In addition, the applicable Acquiring Person is not required to vote its shares of Issuer as set forth above and may terminate its obligations under each of the respective Agreements at any time, in which case the Lead Investors are discharged from their obligations under the applicable Agreement.

Other than the Purchase Agreement, Additional Purchase Agreement, the Registration Rights Agreement, the CSA, the Leumi Le-Israel Agreement and the Hapoalim Agreement described above (and incorporated herein in their entirety by reference), to the knowledge of SanDisk, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the original Schedule 13D and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Notwithstanding the fact that SanDisk entered into the Leumi Le-Israel Agreement and the Hapoalim Agreement with each of the respective Banks, SanDisk expressly disclaims the existence of a group with either or both of the Banks.

Nothing herein shall be construed as an admission that any of the aforementioned shareholders is the beneficial owner of any of the Issuer’s securities, other than the Issuer’s securities held directly by such party, nor that any such shareholder or other persons or entities constitute a “group”, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Item 7.	Material to be Filed as an Exhibit

Item 7 is amended and supplemented to add the following exhibits:

Exhibit 5:	Letter Agreement regarding Amendment No.3 To Payment Schedule Of Series A-5 Additional Purchase Obligations, Waiver Of Series A-5 Conditions, Conversion Of Series A-4 Wafer Credits And Other Provisions, dated as of November 11, 2003, by and among Tower Semiconductor Ltd. SanDisk Corporation, The Israel Corporation Ltd., Alliance Semiconductor Corporation, Macronix International Co. Ltd. and Israel Corporation Technologies Ltd. (Incorporated by reference to Exhibit 10.37 of the SanDisk Form 10-K filed on March 12, 2004).

Exhibit 6:	Agreement, dated as of September 28, 2006, by and among Bank Leumi Le Israel B.M., a banking corporation organized under the laws of the State of Israel, SanDisk Corporation, The Israel Corporation Ltd., Alliance Semiconductor Corporation and Macronix International Co. Ltd.*

Exhibit 7:	Agreement, dated as of September 28, 2006, by and among Bank Hapoalim B.M., a banking corporation organized under the laws of the State of Israel, SanDisk Corporation, The Israel Corporation Ltd., Alliance Semiconductor Corporation and Macronix International Co. Ltd.*

*	Filed herewith

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANDISK CORPORATION
October 11, 2006
(Date)

/s/ Judy Bruner
(Signature)

Executive Vice President, Administration and Chief Financial Officer (Principal Financial and Accounting Officer)
(Name and Title)

Schedule I
Directors and Executive Officers of SanDisk Corporation
     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of SanDisk Corporation is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United States. The business address of each director and officer is SanDisk Corporation, 601 McCarthy Blvd, Milpitas, California 95035.

Name	Present Principal Occupation or Employment
Dr. Eli Harari	Chief Executive Officer and Chairman of the Board of SanDisk Corporation; Director of Tower Semiconductor Ltd.
Sanjay Mehrotra	President and Chief Operating Officer of SanDisk Corporation
Nelson Chan	Executive Vice President and General Manager, Consumer and Handset Business of SanDisk Corporation
Judy Bruner	Executive Vice President, Administration and Chief Financial Officer of SanDisk Corporation; Director of Ciphergen Biosystems, Inc.
Randhir Thakur	Executive Vice President, Technology and Worldwide Operations of SanDisk Corporation
Yoram Cedar	Executive Vice President, Handset Business and Corporate Engineering of SanDisk Corporation
Irwin Federman	Director and Vice Chairman of the Board of SanDisk Corporation; General Partner of U.S. Venture Partners; Director of Check Point Software Technologies Ltd.
Steven J. Gomo	Director of SanDisk Corporation; Executive Vice President and Chief Financial Officer of Network Appliance, Inc.
Eddy W. Hartenstein	Director of SanDisk Corporation; Director of each of XM Satellite Radio Holdings, Inc., Thomas S.A. and Consumer Electronics Association
Catherine P. Lego	Director of SanDisk Corporation; General Partner of The Photonics Fund; Director of each of WJ Communications, Inc., Lam Research and tau-Metrix
Michael E. Marks	Director of SanDisk Corporation; Member of Kohlberg Kravis Roberts & Co.; Chairman of the Board of Flextronics, Inc.; Director of each of KLA Tencor, Crocs, Inc., Schlumberger Limited and Foundation for Cancer Research
Dr. James D. Meindl	Director of SanDisk Corporation; Joseph M. Pettit Chair Professor of Microelectronics at the Georgia Institute of Technology; Director of each of Zoran, Inc. and Stratex Networks, Inc.

Exhibit Index

Exhibit 5:	Letter Agreement regarding Amendment No.3 To Payment Schedule Of Series A-5 Additional Purchase Obligations, Waiver Of Series A-5 Conditions, Conversion Of Series A-4 Wafer Credits And Other Provisions, dated as of November 11, 2003, by and among Tower Semiconductor Ltd. SanDisk Corporation, The Israel Corporation Ltd., Alliance Semiconductor Corporation, Macronix International Co. Ltd. and Israel Corporation Technologies Ltd. (Incorporated by reference to Exhibit 10.37 of the SanDisk Form 10-K filed on March 12, 2004).

Exhibit 6:	Agreement, dated as of September 28, 2006, by and among Bank Leumi Le Israel B.M., a banking corporation organized under the laws of the State of Israel, SanDisk Corporation, The Israel Corporation Ltd., Alliance Semiconductor Corporation and Macronix International Co. Ltd.*

Exhibit 7:	Agreement, dated as of September 28, 2006, by and among Bank Hapoalim B.M., a banking corporation organized under the laws of the State of Israel, SanDisk Corporation, The Israel Corporation Ltd., Alliance Semiconductor Corporation and Macronix International Co. Ltd.*

*	Filed herewith